Exhibit 99.1

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Presents Three Posters at the 20th International Congress of Parkinson’s Disease and Movement Disorders

- Data Presented in the Posters Included Data on the Company’s New Apomorphine Product Candidate (ND0701) as well as Study Design of the First ND0612H Efficacy Trial (Trial 006) and Additional Data on the Effect of Continuous Subcutaneous Carbidopa Administration on Levodopa Plasma Levels -

REHOVOT, Israel - June 23, 2016 - NeuroDerm Ltd. (Nasdaq: NDRM), a clinical-stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today presented pre-clinical data investigating ND0701, its new apomorphine product candidate for the treatment of Parkinson’s disease, as well as the design of its ongoing Phase II clinical trial of ND0612H for the treatment of advanced Parkinson’s diseases (trial 006) and additional clinical and pre-clinical data on the effect of continuous carbidopa administration on levodopa plasma levels. The data were presented at the 20th International Congress of Parkinson’s Disease and Movement Disorders taking place June 19 to June 23, 2016 in Berlin, Germany.  ND0612H and ND0701, NeuroDerm’s investigational candidates for the treatment of advanced Parkinson’s disease (PD), are continuously administered subcutaneous formulations of levodopa/carbidopa (LD/CD) and apomorphine, respectively.

The company also reaffirmed its intention to provide topline data from Trial 005, a pilot, dose-finding pharmacokinetic (PK) study of ND0612H conducted in healthy subjects, by the end of the current fiscal quarter, which ends on June 30, 2016. If the results of this study show that ND0612H has a PK profile similar to intra-duodenally delivered LD/CD, NeuroDerm intends to pursue regulatory development of ND0612H in the European Union based on a reduced clinical data package, as previously discussed with the European Regulatory Authority (EMA).

Oron Yacoby-Zeevi, PhD, DVM, VP R&D, presented the ND0701 preclinical data in a poster titled, “ND0701: A novel safe concentrated apomorphine formulation for continuous subcutaneous administration via a patch pump” (Abstract 1977).  ND0701 is a drug candidate based on a novel, proprietary apomorphine formulation that was developed to have significantly better local tolerability and be up to five times more concentrated than the current apomorphine-HCL based commercial products.  ND0701 is designed to be administered through a small patch-pump and be a therapy alternative for PD patients. The poster includes data from a pre-clinical study in pigs that investigated the local safety and PK of continuous subcutaneous infusion of ND0701 compared with a commercially available apomorphine-HCl. Study analyses included PK assessments and local safety assessments utilizing in vivo magnetic resonance imaging (MRI) scans of the infusion site, ex vivo MRI scans of fixed tissue samples from the injection site, and histopathological evaluation of observed tissue reactions.

Overall, the study results suggest that ND0701 infusion, even at concentration up to 5 times higher than apomorphine-HCl, exhibited superior local safety and tolerability. The apomorphine pharmacokinetics of ND0701 and apomorphine-HCl were demonstrated to be equivalent. These pre-clinical results support the development of ND0701 for the treatment of motor complications in advanced Parkinson’s disease, that could provide a safer and more tolerable, alternative to currently available commercial formulations of apomorphine, and that may be delivered by a discreet, convenient, single-use patch pump.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

Karl Kieburtz, MD, MPH, the Robert J. Joynt Professor in Neurology, Senior Associate Dean for Clinical Research and Director of the Clinical & Translational Science Institute at the University of Rochester Medical Center, presented a poster describing the design of trial 006, titled, “A randomized controlled clinical study to evaluate efficacy, safety and tolerability of SC L-dopa/carbidopa (ND0612H) infusion regimens in fluctuating PD patients,” (Abstract 1971).

This ND0612H trial (Trial 006), initiated in December 2015 is a multicenter, open-label, rater-blind, randomized Phase II study that will investigate the efficacy, PK, safety, and tolerability of continuous subcutaneous infusion of two dosing regimens of ND0612H compared with standard oral LD/CD.

The study is designed to recruit 36 Parkinson’s disease patients (18 per arm) who experience at least 2.5 hours of “off” time per day and whose symptoms are not adequately controlled with oral medications.

The primary objectives of the study are to assess the effect of continuous subcutaneous infusion of two dosing regimens, with and without night treatment (24-hour and 14-hour infusion with a morning oral dose) of ND0612H on daily “off”time, and to assess the difference between the two ND0612H dosing regimens compared with standard oral LD/CD treatment on the ability to induce early morning full ON.

Dr. Yacoby-Zeevi also presented data from a series of PK studies in pigs, mice, and humans to characterize the effect of continuous subcutaneous carbidopa delivery on oral LD pharmacokinetics in a guided tour of a poster titled, “Continuous subcutaneous delivery of solubilized carbidopa improves the pharmacokinetic profile of levodopa” (Abstract 1973). As previously reported at the American Academy of Neurology 68th Annual Meeting in April 2015, results of these studies show that continuous subcutaneous carbidopa delivery improves oral levodopa bioavailability compared to oral carbidopa, and provide an additional underlying rational that set the basis for the development of the company’s liquid LD/CD formulation, ND0612.

About Levodopa

Oral administration of LD/CD is regarded as the "gold standard" treatment for patients suffering from Parkinson's disease.  Levodopa crosses into the brain and converts into dopamine to complement the reduced brain-dopamine levels.  Virtually all patients diagnosed with Parkinson's disease will require levodopa at some point over the course of their treatment for the disease, and 70% to 80% of patients receive the drug at any given point in time.  However, levodopa is limited by its short half-life.  Approximately three to four hours after a single dose, almost none of the drug remains in the plasma.  In addition, levodopa suffers from low absorption when administered orally, with only about 30% of the levodopa entering the blood stream.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

ND0612H and ND0612L

ND0612H and ND0612L are designed to significantly reduce motor complications in Parkinson's disease patients through continuous, subcutaneous delivery of LD/CD solution.  Previously completed Phase II trials demonstrated that ND0612L maintained steady, therapeutic levodopa plasma concentrations that were associated with major changes in several clinical parameters including "off time" reductions when added to optimized oral standard of care.  ND0612H, intended for severe Parkinson's disease patients, was shown to reach even higher levodopa steady plasma levels, indicating that it may provide an effective therapy alternative to current treatments requiring surgery such as deep brain stimulation and LD/CD Intestinal Gel.

About Parkinson's disease

Parkinson's disease is a progressive neurodegenerative illness characterized by reduced dopamine in the brain, resulting in a debilitating decrease in the patient's motor and non-motor functions.  Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient's quality of life. Levodopa is the most effective treatment for Parkinson’s disease.  However, chronic oral levodopa treatment is associated with fluctuations in motor response as result of which, despite the benefits of the drug, patients can experience periods of impaired motor and non-motor functions, also referred to as "off" time.  In addition, mainly as a result of excessive/intermittent oral doses of levodopa aimed at treating the "off" time, some patients experience involuntary movements, or dyskinesia.  The "off" time and dyskinesia affect the majority of levodopa-treated Parkinson's disease patients and can interfere with day-to-day functions, causing patients to become severely disabled.  Current evidence suggests that intermittent dosing with standard oral formulations of levodopa contributes to the development of these motor complications.  By contrast, it has been shown that continuous administration of levodopa can effectively treat motor fluctuations in Parkinson's disease patients without increasing troublesome dyskinesia; however, a convenient route for continuous administration has not been introduced to date.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration.  The company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease.  The company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD.  The LD/CD product candidates are ND0612L and ND0612H, which are used for treatment of moderate and advanced Parkinson’s disease patients, respectively, and which are delivered subcutaneously.  In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD.  NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729; Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

U.S. Media Contact:

Erich Sandoval

Lazar Partners Ltd.

esandoval@lazarpartners.com

+917-497-2867